UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement in Connection with a Registered Direct Offering.

On February 25, 2020, Aptorum Group Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Non-affiliated Purchasers”) pursuant to which the Company agreed to sell 810,810 Class A Ordinary Shares (the “Shares”) and warrants (“Warrants”) to purchase 810,810 of the Shares (the “Offering”), for gross proceeds of approximately $6 million. The Warrants will be exercisable immediately following the date of issuance for a period of seven years at an initial exercise price of $7.40. The purchase price for each Share and the corresponding Warrant is $7.40.

On the same day, the Company also entered into a Purchase Agreement pursuant to which the Company agreed to sell 540,540 Shares and Warrants to purchase 540,540 of the Shares to Jurchen Investment Corporation, the largest shareholder of the Company and wholly owned by Mr. Ian Huen, the Chief Executive Officer of the Company, (the “Affiliated Purchaser” collectively with the Non-affiliated Purchasers, the “Purchasers”) in the same Offering on the same terms as the offer to the Non-affiliated Purchasers for gross proceeds of approximately $4 million.

The Company agreed in the Purchase Agreement that it would not issue any Class A Ordinary Shares (or Class A Ordinary Share Equivalents (as defined in the Purchase Agreement)) for 45 days following the closing of the Offering subject to certain customary exceptions, including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants and issuances pursuant to existing outstanding securities and issuance in connection with strategic acquisition.

The Company agreed from the date of the Purchase Agreement until the date that is the later of (i) the 12 month anniversary of the Closing Date or (ii) one or more subsequent issuance by the Company or any of its subsidiaries of ordinary share equivalent having aggregate gross proceeds of at least $20,000,000, the Purchasers shall have the right to participate in the subsequent financing up to an amount equal to 50% of the Subsequent Financing (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Financing.

The Company also agreed certain most favored nation treatment of the all the Purchasers pursuant to which each Purchaser will have the opportunity to automatically have the same benefit if the terms and conditions with respect to this Purchase Agreement or any securities offered therein the Company offered to the other Purchasers are more favorable.

Terms of Warrants

The initial exercise price of the Warrants is $7.40, subject to adjustments for share splits, share dividends, and similar events. In addition, the exercise price of the Warrants has full ratchet anti-dilution protection and, subject to the rules and regulations of Nasdaq, the exercise price may be reduced, from time to time, at the option of the Company.

The Warrants may be exercised for cash or, if there is no effective registration statement covering the resale of the Ordinary Shares issuable upon exercise of the Warrants, by cashless exercise.

A holder may not exercise any of the Warrants, and the Company may not issue Ordinary Shares upon exercise of any of the Warrants if, after giving effect to the exercise, such holder would beneficially own in excess of 4.99% or 9.99% of the outstanding Ordinary Shares. At each holder’s option, the cap may be increased or decrease to any other percentage not in excess of 9.99%, except that any increase will not be effective until the 61st day after notice to the Company.

Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

Use of Proceeds

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is expected to close on or about February 28, 2020, subject to satisfaction of customary closing conditions.

Other Agreements

The Company entered into a placement agency agreement dated February 25, 2020 (the “Placement Agency Agreement”) with Alliance Global Partners (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the exclusive placement agent in connection with the Offering. We will pay the Placement Agent a fee equal to the sum of 7% of the aggregate purchase price paid by the Non-affiliated Purchasers placed by the Placement Agent and 3.5% the aggregate purchase price paid by the Affiliated Purchaser. We will pay to the Placement Agent a cash fee equal to 7% of the proceeds upon any cash exercise of the warrant by the Non-affiliated Purchasers and 4% the proceeds upon any cash exercise of the warrant by the Affiliated Purchaser. We will pay the Placement Agent legal fees and non-accountable expense allowance of up to $100,000. Additionally, we shall issue to the Placement Agent warrants equal to 4% of the aggregate number of Shares sold to the Non-affiliated Purchasers and 2% of the aggregate number of Shares sold to the Affiliated Investors on terms substantially the same as the warrants sold in this offering except that the exercise price of the warrants issued to the Placement Agent will be 120% of the offering price.

A copy of the Placement Agency Agreement, form of the Purchase Agreement and form of Warrants are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreement, Purchase Agreement and Warrants are subject to, and qualified in their entirety by, such documents.

On February 26, 2020, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: February 26, 2020	By:	/s/ Sabrina Khan
	Name:	Sabrina Khan
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Placement Agency Agreement, dated February 25, 2020, between the Company and Alliance Global Partners.

99.2	Form of Securities Purchase Agreement.

99.3	Form of Warrant.

99.4	Legal Opinion of Campbells.

99.5	Press Release dated February 26, 2020.

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